FREYR Battery, Inc.
c/o The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

October 13, 2023

VIA EDGAR

Jenny O’Shanick
Asia Timmons-Pierce
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	FREYR Battery Registration Statement on Form S-4 Filed September 8, 2023 File No. 333-274434
Dear Sir or Madam:

This letter is submitted by FREYR Battery, Inc. (“FREYR”, “FREYR Delaware” or the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 29, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 (File No. 333-274434) filed with the SEC on September 8, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. The changes reflected in the Amendment include those made in response to the Staff’s comments as well as other updates.

Signatures, page 91

1.We note that Mr. Brautaset has signed your registration statement in the capacity of chief executive officer. However, your disclosure states that Mr. Steen is your chief executive officer. Please advise or revise.

In response to the Staff’s comment, the Company advises the Staff that Mr. Steen is currently the Chief Executive Officer of the Company’s parent company, FREYR Battery, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“FREYR Luxembourg”). At present, Mr. Brautaset is the Chief Executive Officer of FREYR Delaware. At the Effective Time and in connection with the Redomiciliation Transaction, FREYR Luxembourg and FREYR Delaware expect Mr. Brautaset to resign from his positions as Chief Executive Officer and Director of FREYR Delaware, with Mr. Steen succeeding Mr. Brautaset as Chief Executive Officer of FREYR Delaware, the surviving entity of the Merger. Prior to this time, we expect that Mr. Brautaset will serve as Chief Executive Officer of FREYR Delaware and will continue to sign filings with the SEC on the Company’s behalf, including the Amendment and any subsequent amendments to the Registration Statement.
General
2.Please revise the Legal Matters section to refer to your tax counsel’s opinion.
In response to the Staff’s comment, the Company has revised its disclosure in the Legal Matters section on page 92 of the Amendment.

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FREYR Battery | www.freyrbattery.com    1

Please contact Denis Klimentchenko at +44 20 7519-7000 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Oscar Brown
Oscar Brown
Chairman of the Board of Directors (Principal Financial Officer and Principal Accounting Officer)
FREYR Battery, Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
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